Royal Style Design, Inc.
2561 Forsythe road, Unit D
Orlando, FL 32807

January 23, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Royal Style Design, Inc.
SEC Comment Letter dated January 6, 2009
Form 10
Filed December 10, 2009
File No. 0-53524

Dear Sir/Madam:

We are submitting herein the responses of Royal Style Design, Inc. (the “Company”) to the comments set forth in your comment letter dated January 6, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an Amendment No. 1 to its Form 10 (the “Amended Form 10”).

Part I

Item IA. Risk Factors, page 6

2.  Risk Factors Concerning Lack of Established Market. A risk factor has been added on page 7 in the Amended Form 10 concerning the lack of an established market for the Company’s common stock.

3.  Risk Factor Concerning Client Risks. A risk factor has been added on page 6 in the Amended Form 10 concerning the possible loss of a major client.

Selected Financial Data, page 8

4.  Additional Line Items for net income (loss) and Long Term Obligations. The suggested additional line items have been included under the caption “Selected Financial Data” on page 8 of the Amended Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Years Ended December 31, 2007 and 2006, page 8

5.  Description of 2006 Results. The MD& A and Financial Statements have been revised to specify that results for 2006 are from the date of inception to December 31, 2006.

6.  Discussion of Reasons for Differences in Line Items. The discussion of the Company’s results of operations in the MD&A on pages 8-11 of the Amended Form 10 has been amplified to discuss the reasons for changes in the line items between the periods compared.

Liquidity and Capital Resources

7.  Debt Relating to Automobile Loans. The debt relating to the automobile loans has been described under the caption “Liquidity and Capital Resources” on page 11 of the Amended Form 10.

8.  Discussion of Liquidity.  The discussion of liquidity issues concerning the Company’s operations has been amplified on page 11 of the Amended Form 10 as requested in this comment.

Critical Accounting Policies and Estimates, page 10

9.  Critical Accounting Policies.  The discussion of critical accounting policies and estimates has been revised as requested in this comment.

10.SFAS 157. The discussion of the impact of SFAS 157 under the caption “New Financial Accounting Standards” has been revised consistent with the discussion in the Financial Statements as requested by this comment.

11.SFAS 159. The discussion of the impact of SFAS 159 for the Company’s financial statements for the nine-month period ended September 30, 2008 has been revised consistent with the discussion in the Financial Statements as requested by this comment.

Certain Relationships and Related Transactions, page 16

12.October 9, 2008 Stock Split. The Financial Statements in the Amended Form 10 give retroactive effect to the October 9, 2008 stock split.

13.Promoters. The Company’s promoters are Nikolay Lobachev, Ivan Sorokoumov and Dmitry Terikov, and their transactions with the Company in connection with its organization are disclosed fully in the Amended Form 10.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 16

14.Rule 144. The shares available for sale under Rule 144 has been added as an additional disclosure under this caption on page 18 in the Amended Form 10.

Recent Sales of Unregistered Securities, page 17

15.Sale of Unregistered Securities. The sale of securities to Alexander Sorokoumov is disclosed under this caption on page 19 in the Amended Form 10.

Description of Registrant’s Securities to be Registered, page 17

16.Increase in Authorized Common Stock. The increase to 100,000,000 shares in the Company’s authorized common stock is reflected under this caption in the Amended Form 10, and also under the captions “Security Ownership of Certain Beneficial Owners and Management” and “Recent Sales of Unregistered Securities”.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page 22

17.Revised Audit Report. The audit report has been revised as requested by this comment.

Statement of Operations, page 24

18.S Corp. Issues. In response to this comment, the earnings per share data and supplementary share data have been included in the Statement of Operations in the Amended Form 10.

Statement of Stockholders’ Equity (Deficiency), page 25

19.SAB Topic 4:B. The Statement of Stockholders Equity has been restated and the earnings from the S corporation have been reclassified as additional paid in capital.

Note 1—Description of Business and Significant Accounting Policies, page 27

20.Disclosures re Expenses. The disclosures relating to expenses requested by this comment have been made in Note 1 to the Financial Statements in the Amended Form 10.

21.Accounting Policy Footnote. The revisions in the accounting policy footnote requested by this comment have been made in the Amended Form 10.

22.Revenue Recognition. The Company’s revenue recognition accounting policy is more fully explained in the Amended Form 10, as requested by this comment.

23.Depreciation Accounting Policy. The depreciation accounting policy in the Amended Form 10 separately discloses the depreciable lives of the Company’s vehicles and office equipment.

24.Pro-Forma Disclosures re Income Taxes. The income taxes prior to the Company becoming a C corporation has been presented on a pro forma basis.

Property and Equipment, page 29

25.Property and Equipment Table.  The property and equipment table has been corrected in the Amended Form 10 as per this comment.

Note 3—Debt, page 30

26.Terms of Automobile Loans. The description of the terms of the automobile loans has been clarified in Note 3 in the Amended Form 10, as requested by this comment.

Note 4, Common Stock, page 30

27.Material Common Stock Issuances. All common stock issuances are disclosed in the Amended Form 10.

Unaudited Financial Statements

General

28.Revision of Unaudited Financial Statements. The unaudited financial statements in the Amended Form 10 have been revised as appropriate to address comments with regard to the audited statements.

The undersigned, Nikolay Lobachev, the Principal Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

ROYAL STYLE DESIGN, INC.

By: /s/ Nikolay Lobachev
Nikolay Lobachev
Chief Executive Officer